Exhibit 99.1

TIMES GOOD LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIMES GOOD LIMITED.

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of TIMES GOOD LIMITED and its subsidiaries (the “Company”) as of June 30, 2025, the related combined statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying combined statements have been prepared assuming that the Company will continue as a going concern. As report in Note 2 to the combined financial statements, the Company had a working capital deficit of RMB121,596 thousand, shareholders’ deficit of RMB119,187 thousand and its accumulated deficit was RMB130,561 thousand, it incurred a net loss RMB67,096 thousand, with negative operating cash flows of RMB71,287 thousand. These events or conditions indicate the existence of material uncertainty which may cast doubt on the Company’s ability to continue as going concern. The combined financial statements have been prepared on the going concern basis as management of the Company has evaluated and concluded that the management’s plans in regard to these matters are described in Note 2(c). the Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the combined balance sheet date and the date of combined financial statements for the year ended June 30, 2025. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2026.

Singapore

June 12, 2026

TIMES GOOD LIMITED

COMBINED BALANCE SHEETS

(In thousands)

	As of June 30,
	2025	2025
	RMB	USD

ASSETS:
Current assets:
Cash and cash equivalents	24,024	3,354
Restricted cash	9	1
Short-term investments	6,000	838
Accounts receivable, net	13,920	1,943
Advances to suppliers	11,644	1,626
Inventories	5,943	830
Derivative financial assets	256	36
Other receivables, net	19,812	2,766
Amounts due from related parties	4,688	654
Other current assets	312	44
Total current assets	86,608	12,092

Non-current assets:
Property and equipment, net	1,262	176
Right of use assets, net	1,477	206
Total non-current assets	2,739	382
TOTAL ASSETS	89,347	12,474

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities
Short-term borrowings	150,031	20,944
Accounts payable	14,350	2,003
Other payables and accrued expenses	36,125	5,043
Contract liabilities	3,659	511
Taxes payable	1,737	242
Accrued payroll	945	132
Amounts due to a related party	600	84
Lease liabilities - current	707	99
Current portion of long-term borrowing	50	7
Total current liabilities	208,204	29,065

Non-current liabilities
Long-term borrowing	4,950	691
Lease liabilities - non-current	691	97
Total non-current liabilities	5,641	788
TOTAL LIABILITIES	213,845	29,853

Commitments and contingencies (Note 17)

SHAREHOLDERS’ DEFICIT
Share capital	11,374	1,588
Accumulated deficits	(130,561)	(18,226)
TOTAL TIMES GOOD LIMITED SHAREHOLDERS’ DEFICIT	(119,187)	(16,638)
Non-controlling interests	(5,311)	(741)
TOTAL SHAREHOLDERS’ DEFICIT	(124,498)	(17,379)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	89,347	12,474

The accompanying notes are an integral part of the combined financial statements.

TIMES GOOD LIMITED

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands)

	For the Year Ended June 30,
	2025	2025
	RMB	USD

Revenue	136,801	19,097
Cost of revenue	(109,340)	(15,264)
Gross profit	27,461	3,833

Operating Expenses
Selling expenses	(8,839)	(1,234)
General and administrative expenses	(19,160)	(2,675)
Research and development expense	(14,336)	(2,001)
Allowance for credit losses	(13,526)	(1,888)
Total operating expenses	(55,861)	(7,798)

Loss from operations	(28,400)	(3,965)

Other income (expenses)
Interest income	30	4
Interest expenses	(22,740)	(3,174)
Impairment loss on goodwill	(13,501)	(1,885)
Investment loss from derivative financial assets	(2,479)	(346)
Other income, net	27	4
Total other expenses, net	(38,663)	(5,397)

Loss before income tax provision	(67,063)	(9,362)
Income tax expense	(33)	(5)
Net loss	(67,096)	(9,367)
Less: Net loss attributable to non-controlling interests	(266)	(37)
Net loss attributable to TIMES GOOD LIMITED	(66,830)	(9,330)

The accompanying notes are an integral part of these combined financial statements.

TIMES GOOD LIMITED

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In thousands)

	Share capital	Accumulated deficits	Total Times Good Limited shareholders’ deficits	Non-controlling interests	Total shareholders’ deficit

Balance as of June 30, 2024	220	(63,731)	(63,511)	-	(63,511)
Net loss	-	(66,830)	(66,830)	(266)	(67,096)
Acquisition of a subsidiary	-	-	-	(5,045)	(5,045)
Capital injection	11,154	-	11,154	-	11,154
Balance as of June 30, 2025	11,374	(130,561)	(119,187)	(5,311)	(124,498)
Balance as of June 30, 2025 (USD)	1,588	(18,226)	(16,638)	(741)	(17,379)

The accompanying notes are an integral part of these combined financial statements.

TIMES GOOD LIMITED

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended June 30,
	2025	2025
	RMB	USD

Cash flows from operating activities:
Net loss	(67,096)	(9,367)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	153	21
Allowance for credit losses	13,526	1,888
Impairment loss on goodwill	13,501	1,885
Investment loss from derivative financial assets	2,479	346
Amortization of operating lease right-of-use assets	815	114
Accrued interest expense	4,108	573
Changes in operating assets and liabilities:
Accounts receivable	(18,295)	(2,554)
Advance to suppliers	(5,033)	(703)
Inventories	(5,943)	(830)
Other receivables	(18,201)	(2,541)
Other current assets	356	54
Accounts payable	9,916	1,384
Taxes payable	1,142	159
Accrued payroll	273	38
Other payables and accrued expenses	(2,474)	(345)
Contract liabilities	466	65
Operating lease liabilities	(980)	(137)
Net cash used in operating activities	(71,287)	(9,950)

Cash flows from investing activities:
Cash acquired on acquisition, net	755	105
Purchase of property and equipment	(122)	(17)
Payment for short-term investments	(6,000)	(838)
Payment for derivative financial assets	(2,900)	(405)
Redemption of derivative financial assets	490	68
Net cash used in investing activities	(7,777)	(1,087)

Cash flows from financing activities:
Capital contribution from shareholders	11,154	1,557
Proceeds from short-term borrowings	648,487	90,525
Repayments of short-term borrowings	(559,465)	(78,098)
Proceeds from long-term borrowings	5,000	698
Proceeds from related parties	25,008	3,491
Payments made to related parties	(44,890)	(6,266)
Net cash provided by financing activities	85,294	11,907

Net increase in cash and restricted cash	6,230	870
Cash and restricted cash, at beginning of year	17,803	2,485
Cash and restricted cash at the end of the year	24,033	3,355

Reconciliation of cash and restricted cash, beginning of year
Cash and cash equivalents	17,803	2,485
Restricted cash	-	-
Cash and restricted cash, beginning of year	17,803	2,485

Reconciliation of cash and restricted cash, end of year
Cash and cash equivalents	24,024	3,354
Restricted cash	9	1
Cash and restricted cash, end of year	24,033	3,355

Supplemental non-cash operating activities
Offsetting of other receivables and short-term borrowings	165,036	23,038
Offsetting of amounts due from related parties and short-term borrowings	16,043	2,240
Offsetting of other receivables and other payables and accrued expenses	4,959	692

The accompanying notes are an integral part of these combined financial statements.

TIMES GOOD LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(In thousands)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Times Good Limited (“Times Good” or the “Company”) is a limited liability company incorporated in Hong Kong on August 22, 2025. Times Good has no substantive operations other than holding all of the outstanding share capital of Shenzhen Huazhixing Management Consulting Co., Ltd. (“Huazhixing”, formerly known as Shenzhen Bihexing Management Consulting Co., Ltd.), which was incorporated in the People’s Republic of China (“PRC” or “China”) on October 16, 2025. Pursuant to the variable interest entity (“VIE”) agreements executed on February 10, 2026, Huazhixing conducts its operations in the PRC through Huazhi Future (Chongqing) Technology Co., Ltd. (“Huazhi Future”).

Huazhi Future was incorporated on August 21, 2017 under the laws of PRC.

Huazhi Future has four wholly-owned subsidiaries pursuant to the laws of PRC, including (i) Huarong Future (Sichuan) Technology Co., Ltd. (“Huarong Future”), established on June 29, 2023; (ii) Huayuan Future (Shanxi) Technology Co., Ltd. (“Huayuan Future”), established on March 15, 2024; (iii) Chongqing Xinzhichu Education Consulting Co., Ltd. (“Chongqing Xinzhichu”), established on August 26, 2024; and (iv) Chongqing Fangzhen Technology Co., Ltd. (“Chongqing Fangzhen”), established on February 20, 2020. On July 25, 2024, Huazhi Future entered into an equity transfer agreement with Mr. Qiang Wang (the “Seller”), who is the sole shareholder of Chongqing Fangzhen. Pursuant to the agreement, the Seller transferred 100% of the equity interests in Chongqing Fangzhen to Huazhi Future (“Fangzhen Acquisition”). As consideration for the Fangzhen Acquisition, Huazhi Future paid total cash consideration of RMB23 to the Seller. The Company obtained the controlling rights of production and operation of Chongqing Fangzhen on August 22, 2024.

On February 27, 2025, Huazhi Future entered into another equity transfer agreement with Zhejiang Neptune Data Service Co., Ltd. (“Zhejiang Neptune”), a company incorporated under the laws of PRC, and the seller of Hangzhou Infinite Firepower Digital Technology Co., Ltd. (“Hangzhou Infinite Firepower”), formerly known as Hangzhou Infinite Firepower Brand Management Co., Ltd. Pursuant to this agreement, Huazhi Future agreed to acquire 67.5% of the equity interests in Hangzhou Infinite Firepower. (the “Infinite Firepower Acquisition”). As consideration for the Infinite Firepower Acquisition, Huazhi Future paid aggregate cash consideration of RMB3,000 to Zhejiang Neptune. The Company obtained the controlling rights of production and operation of Hangzhou Infinite Firepower on March 19, 2025.

On February 10, 2026, Huazhixing entered into a series of contractual arrangements (the “VIE Agreements”) with Huazhi Future and its equity holders, through which Huazhixing obtained control and became the primary beneficiary of Huazhi Future for accounting purpose only under the accounting principles generally accepted in the United States of America (“U.S. GAAP”), hereinafter referred to as the Reorganization. As a result, Huazhi Future became the Company’s VIE.

The Company and its subsidiaries (including Huazhi Future and its subsidiaries) are effectively controlled by the same group of controlling shareholders: YCY Management Company Limited, Victory Kong Limited, and QYH Management Company Limited (the three original equity shareholders of Times Good). Therefore, they are considered under common control. During the year presented in these combined financial statements, the control of the entities did not change. Accordingly, the reorganization has been treated as a reorganization of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time. In accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the year ended June 30, 2025, the results of these subsidiaries are included in the combined financial statements for the year. The combined of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

VIE Agreements with Huazhi Future

Upon the completion of the Reorganization, the Company, through Huazhixing, entered into the following contractual arrangements with the VIE and the VIE’s shareholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, Huazhixing was considered the primary beneficiary of the VIE and had combined the VIE and the VIE’s subsidiaries’ financial results of operations, assets and liabilities in the Company’s combined financial statements.

Contracts that give the Company effective control of the VIE

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement between Huazhixing, Huazhi Future and the Huazhi Future Shareholders, the Huazhi Future Shareholders pledged all of their equity interests in Huazhi Future to Huazhixing to guarantee the performance of Huazhi Future’s obligations under the Exclusive Business Cooperation and Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that Huazhi Future or the Huazhi Future Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation and Service Agreement, Huazhixing, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Huazhi Future Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Huazhixing is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Huazhi Future Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice Huazhixing’s interests.

The Equity Interest Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation and Service Agreement have been paid by Huazhi Future. Huazhixing shall cancel or terminate the Equity Interest Pledge Agreement upon Huazhi Future’s full payment of fees payable under the Exclusive Business Cooperation and Service Agreement.

The purposes of the Equity Interest Pledge Agreement are to (1) guarantee the performance of Huazhi Future’s obligations under the Exclusive Business Cooperation and Service Agreement, (2) ensure that the Huazhi Future Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Huazhixing’s interests without Huazhixing’s prior written consent, and (3) provide Huazhixing control over Huazhi Future. In the event Huazhi Future breaches its contractual obligations under the Exclusive Business Cooperation and Service Agreement, Huazhixing will be entitled to foreclose on the Huazhi Future Shareholder’s equity interests in Huazhi Future and may (1) exercise its option to purchase or designate third parties to purchase part or all of its equity interests in Huazhi Future and Huazhixing may terminate the VIE Agreements after acquisition of all equity interests in Huazhi Future or form a new VIE structure with the third parties designated by Huazhixing; or (2) dispose of the pledged equity interests and be paid in priority out of proceeds from the disposal in which case the VIE structure will be terminated.

Share Disposal and Exclusive Option to Purchase Agreement

Under the Share Disposal and Exclusive Option to Purchase Agreement, the Huazhi Future Shareholders irrevocably granted Huazhixing (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Huazhi Future. The option price is equal to the capital paid in by the Huazhi Future Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this report, if Huazhixing exercised such option, the total option price that would be paid to all of the Huazhi Future Shareholders would be the lowest amount allowed by law.

Under the Share Disposal and Exclusive Option to Purchase Agreement, Huazhixing may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Huazhi Future Shareholders’ equity interests in Huazhi Future. The Share Disposal and Exclusive Option to Purchase Agreement, together with the Equity Pledge Agreement, Exclusive Business Cooperation and Service Agreement, and the Proxy Agreement, enable Huazhixing to exercise effective control over Huazhi Future.

The Share Disposal and Exclusive Option to Purchase Agreement remains effective for a term of 10 years and may be renewed at Huazhixing’s election.

Proxy Agreement

Under the Proxy Agreement, the Huazhi Future Shareholders authorized Huazhixing to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that a shareholder is entitled to under PRC laws and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of the shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Huazhi Future.

The term of the Proxy Agreement is the same as the term of the Share Disposal and Exclusive Option to Purchase Agreement. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as the Huazhi Future Shareholder is the shareholder of the Company.

Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive Business Cooperation and Service Agreement

Pursuant to the Exclusive Business Cooperation and Service Agreement between Huazhi Future and Huazhixing, Huazhixing provides Huazhi Future with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Huazhi Future granted an irrevocable and exclusive option to Huazhixing to purchase from Huazhi Future, any or all of its assets at the lowest purchase price permitted under PRC laws. Should Huazhixing exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Huazhi Future by Huazhixing under this agreement, Huazhixing is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus the amount of the service fees or ratio decided by the board of directors of Huazhixing based on the value of services rendered by Huazhixing and the actual income of Huazhi Future from time to time, which is approximately equal to the net income of Huazhi Future after deduction of the required PRC statutory reserve.

Based on the foregoing VIE Agreements, Huazhixing has effective control of Huazhi Future which enables Huazhixing to receive all of the expected residual returns and absorb the expected losses of the VIE and its subsidiaries. Management therefore concludes that the Company, through the above contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIE, and therefore the Company is the ultimate primary beneficiary of the VIE.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and Combination

The combined financial statements have been prepared on the going concern basis in accordance with, and in compliance with, accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements have been prepared on the basis of accounting policies applicable to a going concern. This basis presumes that funds will be available to finance future operations that the realization of assets and settlement of liabilities, contingent obligations and commitments will occur in the ordinary course of business. The combined financial statements have been prepared on the historical cost convention, unless otherwise stated in the accounting policies which follow and incorporate the principal accounting policies set out below. The presentation currency is RMB.

Going concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future.

As of June 30, 2025, the Company had cash and cash equivalents and restricted cash of approximately RMB24,033, accumulated deficit of approximately RMB130,561 and a negative working capital of approximately RMB121,596. The Company generated a net loss of approximately RMB67,096 and operating cash outflows of approximately RMB71,287 for the year ended June 30, 2025.

The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

To meet the cash requirements for the next 12 months from the issuance date of this report, the Company is undertaking a combination of the remediation plans:

(1) On March 31, 2026, the Company completed debt offsetting and debt-to-equity arrangements, resulting in a reduction of RMB432,116 in total payables, which resolved the negative working capital issue.

(2) The Company intends to complete the equity transfer of Hangzhou Infinite Firepower by June 2026 in order to divest its underperforming business.

(3) Following its acquisition by Maase Inc. (see Note 19), the Company expects to receive ongoing financial and strategic support. This includes anticipated capital injections or other funding arrangements designed to enhance the Company’s cash position and support its operations for a period of at least twelve months from the date of this report.

Based on the current operating plan, management believes that the above-mentioned measures will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least 12 months from the date the combined financial statements are issued. Accordingly, the combined financial statements for the year ended June 30, 2025, have been prepared on a going concern basis.

Non-controlling interest

U.S. GAAP requires that non-controlling interests in subsidiaries and affiliates be reported in the equity section of a company’s balance sheet. In addition, the amounts attributable to the non-controlling interests in the net loss of these entities are reported separately in the combined statements of operations and comprehensive loss.

Uses of estimates

In preparing the combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, changes in estimates will be recognized in the same period as changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates required to be made by management include, but are not limited to, the assessment of expected credit losses, useful lives of property and equipment, business combinations and impairment of goodwill, short-term investments and the recoverability of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the combined balance sheets, and is not included in the total cash and cash equivalents in the combined statements of cash flows.

Restricted cash

Restricted cash includes deposits contractually reserved exclusively for scheduled repayment of outstanding bank loans per debt agreements. Funds to repay loans within 12 months are current restricted cash; funds for long-term debt redemption over one year are classified under other non-current assets. As of June 30, 2025, the balance of restricted cash amounted to RMB9.

Accounts receivable and other receivables, net

Accounts receivable are recognized and carried at the original invoiced amount less an estimated allowance for credit losses. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. As of June 30, 2025, the balance of allowance for credit losses amounted to RMB5,775.

Other receivables primarily include receivables from other corporations and individuals, advances on behalf of customers, deposits, advances to staff and other receivables. Management reviews the composition of deposits and other receivables and determines if an allowance for credit losses is needed. As of June 30, 2025, the balance of allowance for credit losses amounted to RMB26,367.

The Company follows Accounting Standards Update 2016-13 “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology.

The Company’s accounts receivable and other receivables are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon an assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the combined statements of operations and comprehensive loss. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Short-term investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed by certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the combined statements of operations and comprehensive loss as investment income.

Derivative financial assets

Derivative financial assets are measured at fair value and recognized as either assets or liabilities on the combined balance sheets in either other current or non-current assets or other current liabilities or non-current liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the combined statements of operations and comprehensive loss or in other comprehensive income (loss) depending on the use of the derivatives and whether they qualify for hedge accounting.

The Company selectively uses financial instruments to manage market risk associated with exposure to fluctuations in prices of agricultural commodities. These financial exposures are monitored and managed by the Company as an integral part of its risk management program. The Company does not engage in derivative instruments for speculative or trading purposes. The Company’s derivative financial assets are not qualified for hedge accounting, thus changes in fair value are recognized in “Investment loss from derivative financial assets” in the combined statements of operations and comprehensive loss. The cash flows of derivative financial assets are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information.

Derivative financial assets are presented as net if rights of setoff exist, with all of the following conditions met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

The outstanding derivative financial assets as of June 30, 2025, were RMB256. Investment loss from derivative financial assets was RMB2,479 for the year ended June 30, 2025 and the change in fair value of derivative financial assets was immaterial for the year ended June 30, 2025.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1	—	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2	—	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3	—	inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, net, other receivables, net, amount due from related parties, other current assets, accounts payable, due to related parties, other payables and accrued expenses, derivative financial assets and accrued payroll, the fair value of the respective assets and liabilities as of June 30, 2025 based upon the short-term nature of the assets and liabilities. For short-term borrowings and long-term bank loans, the fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the bank loans approximate market rates.

Inventories

Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the combined statements of operations and comprehensive loss. The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of June 30, 2025, the balance of inventories was the perpetual exclusive global copyrights and usage rights for three online films and one online TV series. For the year ended June 30, 2025, inventory write-downs were nil.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Categories	Useful life
Office equipment	3 years
Automobiles	4 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the asset, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined statements of operations and comprehensive income in sundry income or expenses.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of property and equipment was recorded for the year ended June 30, 2025.

Business Acquisitions

Business acquisitions are accounted for under the acquisition method. The acquisition method requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired entity, and recognize and measure goodwill or a bargain gain from the purchase. The acquiree’s results are included in the Company’s combined financial statements from the date of acquisition. Assets acquired and liabilities assumed are recorded at their fair values on the date acquired and the excess of the purchase price over the amounts assigned is recorded as goodwill, or if the fair value of the net assets acquired exceeds the purchase price consideration, a bargain purchase gain is recorded. Adjustments to fair value assessments are generally recorded to goodwill over the measurement period (not longer than 12 months). The acquisition method also requires that acquisition-related transaction and post-acquisition restructuring costs be charged to expense as committed, and requires the Company to recognize and measure certain assets and liabilities, including those arising from contingencies and contingent consideration in a business combination.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit’s goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company’s reporting units is determined using a combination of valuation techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available).

Leases

The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2025.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily including property and equipment and ROU assets, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. For the year ended June 30, 2025, the Company did not recognize impairment losses against long-lived assets.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

In accordance with ASC 606, the Company recognizes revenue when it transfers goods or renders services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods or render the individual service to customers, and there is no other separately identifiable promise in the contracts. Revenue is reported net of all value added taxes (“VAT”).

The Company also follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which the Company expects in exchange for the products or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction. The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the products or services before they are transferred to the customer or whether it is acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified.

Revenue from AI computing power service

The Company provides high-performance AI computing power services to customers for AI model training and downstream value-added computing businesses. The service arrangement represents a single distinct performance obligation. The service is capable of being distinct as customers can benefit from the computing power services on their own with readily available resources, and is distinct within the context of the contract as no other promises are included that would require combination. Customers simultaneously receive and consume the benefits provided by the Company’s performance throughout the contract term. Accordingly, revenue from AI computing power services is recognized over time as such services are performed on a straight-line basis over the contract period, as services are performed. The Company controls the computing resources before they are provided to customers, is primarily responsible for service delivery and performance, bears inventory risk related to the underlying infrastructure, and has discretion in pricing the services. Accordingly, the Company acts as a principal and recognizes related revenue on a gross basis.

Revenue from AI industry application solutions

The Company provides customized AI industry application solutions, including AI requirement analysis, AI system design, coding, testing and deployment. The overall development arrangement is accounted for as a single performance obligation. The promised components are highly interdependent and interrelated, and the Company provides a significant integration service to deliver a combined output for which the customer has contracted. Therefore, the individual components are not separately identifiable within the context of the contract and are combined into a single performance obligation. The Company does not have an enforceable right to payment for performance completed to date during the development phase. Accordingly, revenue from AI industry application solutions is recognized at a point in time upon completion, delivery and final customer acceptance of the customized system, which is when control of the AI industry application solution transfers to the customer. The Company controls the development process and the resulting customized system before transfer to the customer, is primarily responsible for the functionality and performance of the system, bears development-related risks, and has discretion in pricing. Accordingly,the Company acts as a principal and recognizes related revenue on a gross basis.

Revenue from sales of AI compute servers

The Company engages in the sale of AI compute servers to customers. Sales arrangements represent a single performance obligation for the delivery of specified goods. The server is capable of being distinct as the customer can benefit from the server on its own, and is distinct within the context of the contract as no other promises are included that would require combination. Revenue is recognized at a point in time when the control of goods is transferred to the customer, which generally occurs at delivery. The Company is primarily responsible for product quality and delivery performance, bears inventory risk and customer credit risk, and has discretion in pricing and supplier selection. Accordingly, the Company acts as a principal and recognizes revenue on a gross basis. No significant returns, refunds and other similar obligations incurred for the year ended June 30, 2025.

Revenue from sales of other electronic products

The Company generates revenue from sales of other electronic products, primarily consisting of mobile phones and integrated circuits. These sales arrangements represent a single performance obligation upon delivery of goods. Each product is capable of being distinct as the customer can benefit from the product on its own, and is distinct within the context of the contract as no other promises are included that would require combination. Revenue is recognized at a point in time when customers obtain control of and accept the delivered products.

For mobile phone sales, the Company acts as a principal in certain transactions where it controls the inventory, assumes primary responsibility for product quality, has pricing discretion and bears customer credit risk, and accordingly recognizes revenue on a gross basis. For other mobile phone transactions and all sales of integrated circuits, the Company acts solely as a procurement agent, does not control the underlying goods before transfer, has no pricing discretion and does not bear substantive inventory or quality risk. Accordingly, the Company recognizes revenue on a net basis representing the commission earned for arranging the sale.

Revenue from other products and services

The Company generates revenue from other products and services, which mainly include other technical services, international study trip services and sales of fruits.

Other technical services and international study trip services contain highly interdependent bundled components that collectively form a single integrated performance obligation. The components are not separately identifiable within the context of the contract, as the Company provides a significant integration service to deliver a combined output for which the customer has contracted. Accordingly, all components are combined into a single performance obligation. Revenue from these services is recognized on a straight-line basis over the service period, as customers receive and consume the benefits evenly throughout the contract term. The Company controls the service delivery process, is primarily responsible for fulfilling the service obligations, bears performance-related risks, and has discretion in pricing. Accordingly, the Company acts as a principal for these two service lines and recognizes related revenue on a gross basis.

Sales of fruit arrangements represent a single distinct performance obligation for the delivery of specified goods. The fruit is capable of being distinct as the customer can benefit from the fruit on its own, and is distinct within the context of the contract as no other promises are included that would require combination. Revenue from fruit sales is recognized at a point in time upon customer acceptance of delivery, when control of the fruits transfers to the customer. The Company does not control the fruits before transfer to customers, has no discretion in pricing, and does not bear significant inventory risk or primary product quality responsibility. Accordingly, the Company acts as an agent in these transactions and recognizes revenue on a net basis, representing the commission earned for arranging the sale.

Contract Assets and Liabilities

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company does not have contract assets as of June 30, 2025. Contract liabilities represent payment that has been received from the Company’s customers in advance of the delivery of products or services. The Company’s contract liabilities are reflected in its combined balance sheets of RMB3,659 as of June 30, 2025. All unsatisfied performance obligations will be performed within the next 12 months and no significant financing component is involved. Movements of contract liabilities were as follows:

For the Year Ended June 30, 2025
RMB
Balance at the beginning of the year	3,193
Cash received in advance	87,697
Revenue recognized from opening balance of contract liabilities	(3,193)
Revenue recognized from contract liabilities arising during the year	(84,038)
Balance at the end of the year	3,659

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types, timing of revenue recognition and geographic areas, as the Company believes doing so best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the year ended June 30, 2025 is as follows:

Revenue by product and service categories

The summary of the Company’s total revenues by product and service categories for the year ended June 30, 2025 was as follows:

For the Year Ended June 30, 2025
RMB
AI computing power service	71,935
AI industry application solutions	22,911
Sales of AI compute servers	17,729
Sales of other electronic products	21,194
Others	3,032
Total revenue	136,801

Revenue by timing of revenue recognition

The summary of the Company’s total revenues by timing of revenue recognition for the year ended June 30, 2025 was as follows:

For the Year Ended June 30, 2025
RMB
Revenue recognized over time	74,347
Revenue recognized at a point in time	62,454
Total revenue	136,801

Geographic information

For the year ended June 30, 2025, all of the Company’s revenue was derived from the China market.

Research and development expenses

Research and development expenses are recognized as expenses in the period when incurred. These costs are primarily attributable to the development and maintenance of the AI and computing power services platform, payroll-and-employee benefits, internal research activities, and other expenditures for software system development used to support and enhance the Company’s business operations. For the year ended June 30, 2025, research and development expenses were RMB14,336.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the combined financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the year ended June 30, 2025. The Company does not believe there was any uncertain tax provision on June 30, 2025.

The Company’s operating entities in China are subject to the income tax laws of the PRC. As of June 30, 2025, for the tax years ended December 31, 2020 through December 31, 2024, the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is calculated based on the gross sales price, with applicable VAT rates ranging from 1% to 13% in accordance with Chinese tax law. Entities that qualify as VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Huayuan Future and Chongqing Xinzhichu are qualified as small-scale VAT taxpayers under PRC tax laws, which generally applies to entities with annual taxable sales not exceeding RMB5,000. This subsidiary accounts for VAT under a simplified collection regime, which is distinct from the general taxpayer regime.

Risks and uncertainties

Political and economic risk

The operations of the Company are located in the Chinese Mainland. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the Chinese Mainland, as well as by the general state of the Chinese Mainland economy. The Company’s results of operations may be adversely affected by changes in the political, regulatory, and social conditions in Chinese Mainland. Although, to date, the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of June 30, 2025, RMB24,019 of the Company’s cash was on deposit at financial institutions in Chinese Mainland, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The Company has not experienced any losses in such accounts.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

For the year ended June 30, 2025, two customers accounted for 50.5% and 11.6% of the Company’s total revenue, respectively.

As of June 30, 2025, two customers accounted for 50.1% and 28.7% of the Company’s total accounts receivable balance, respectively.

For the year ended June 30, 2025, two suppliers accounted for 13.0% and 12.0% of the Company’s total purchases, respectively.

As of June 30, 2025, two suppliers accounted for 61.4% and 17.7% of the Company’s total accounts payable balance, respectively.

Foreign currency translation

The combined financial statements of the Company are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate in the City of New York for cable transfers of RMB on June 30, 2025, the last business day in fiscal year 2025, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

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Related parties and transactions

The Company identifies related parties, and accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant SEC rules and regulations. A related party is generally defined as (i) any person and/or their immediate family member holding 5% or more of the Company’s securities, (ii) anyone on the Company’s management team, (iii) someone who directly or indirectly controls, is controlled by or is under common control with, the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company.

Parties, which can be a corporation or individual, are considered to be related if the company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or significant common influence. Transactions between related parties commonly occurring in the normal course of business are considered related party transactions.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing July 1, 2024 and the adoption of the ASU does not have a material effect on its combined financial statements.

Based on the criteria established by ASC 280, the Company’s CODM has been identified as the Chief Executive Officer, who reviews combined results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The CODM considers year-over-year fluctuations and budget-to-actual variances of these combined results when assessing performance and making operating decisions. The Company manages assets on a combined basis as reported on the combined balance sheets.

The Company’s CODM uses year-over-year fluctuations as the overall key performance indicator and budget-to-actual variances of these combined results for a single year as the measures of segment profit or loss. The Company operates as one operating and reportable segment, and as such significant segment expenses are consistent with those reported on the combined statements of operations and comprehensive loss, and include costs of revenue, selling expenses, general and administrative expenses, research and development expenses and allowance for credit losses. Other segment items that are presented on the combined statements of operations and comprehensive loss include impairment loss on goodwill, investment loss on short-term investments and derivative financial assets, interest income, interest expenses, other income, net, and income tax expense. For significant segment expenses and other segment items incurred during the year ended June 30, 2025, refer to the combined Statements of Operations and Comprehensive Loss. The Company manages assets on a combined basis as reported on the combined balance sheets. The Company’s long-lived assets are all located in the PRC.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2024, FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income (Topic 22): Expense Disaggregation Disclosures”. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effectively July 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its combined financial statements.

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Company plans to adopt this guidance effectively July 1, 2026 and the Company is currently evaluating the impact of adopting this ASU on its combined financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company plans to adopt this guidance effective July 1, 2028 and the Company is currently evaluating the impact of adopting this ASU on its combined financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption. The Company plans to adopt this guidance effectively July 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its combined financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its combined financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

As of June 30, 2025
RMB
Accounts receivable	19,695
Less: allowance for credit losses	(5,775)
Total accounts receivable, net	13,920

The Company’s accounts receivable primarily include balances due from customers when the Company’s services have been rendered to customers or the Company’s products have been sold and delivered to customers, which have not been collected as of the balance sheet dates.

As of the date of the combined financial statements, approximately 66.9%, or RMB13,171, of the June 30, 2025 outstanding customer balances have been subsequently collected.

Movement of allowance for credit losses was as follows:

For the Year Ended June 30, 2025
RMB
Beginning balance	-
Additions	5,775
Ending balance	5,775

NOTE 4 — SHORT-TERM INVESTMENTS

The Company’s short-term investments represent wealth management financial products purchased from financial institutions with maturities within one year. The Company had short-term investments of RMB6,000 as of June 30, 2025.

NOTE 5 — OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

As of June 30, 2025
RMB
Receivables from other corporations and individuals (1)	32,392
Advances on behalf of customers (2)	12,746
Deposits	915
Advances to staff	87
Others	39
Subtotal	46,179
Less: allowance for credit losses	(26,367)
Total other receivables, net	19,812

(1)

Receivables from other corporations and individuals represent non-interest bearing loans due from external corporations and individuals without specified maturity dates.

On March 31, 2026, Huazhi Future, Huarong Future and Shenzhen Qianhai Zhihuitong Information Technology Co., Ltd. (“Zhihuitong”, formerly known as Qianhai Settlement Co., Ltd.) entered into a series of tri-party offset agreements with relevant third-party entities to settle and restructure the outstanding borrowing balances. During the year ended June 30, 2025, an aggregate amount of RMB169,995 in receivables from other corporations and individuals was offset. Upon completion of the offset arrangement, the outstanding balance of such receivables was reduced to RMB32,392 as of June 30, 2025. As of June 30, 2025, the allowance for credit losses amounted to RMB19,587.

(2)	Advances on behalf of customers represent payments made by the Company to suppliers for goods purchased under agency arrangements

Movement of allowance for credit losses was as follows:

For the Year Ended June 30, 2025
RMB
Beginning balance	18,616
Additions	7,751
Ending balance	26,367

NOTE 6 — ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

As of June 30, 2025
RMB
Advance to suppliers	11,644

Advance to suppliers primarily represents prepaid service fees for AI computing power suppliers.

NOTE 7 — INVENTORIES

Inventories consisted of the following:

As of June 30, 2025
RMB
Licensed content	5,943
Total inventories	5,943

On December 2024, the Company entered into a copyright agreement to acquire the perpetual exclusive global copyrights and usage rights for three online films and one online TV series, with a total consideration of RMB5,943. These rights are classified as licensed content and presented within inventories as current assets on the combined balance sheets.

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

As of June 30, 2025
RMB
Automobiles	1,321
Office equipment	172
Subtotal	1,493
Less: accumulated depreciation	(231)
Total property and equipment, net	1,262

Depreciation expense was RMB153 for the year ended June 30, 2025.

For the year ended June 30, 2025, the Company had no property and equipment written off.

NOTE 9 — LEASES

The Company leases office space under non-cancelable operating leases, with terms ranging from two years to five years. The Company considers renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses are recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the combined balance sheets:

As of June 30, 2025
RMB
Operating lease right-of-use assets	1,477

Operating lease liabilities – current	707
Operating lease liabilities – non-current	691
Total operating lease liabilities	1,398

The weighted average remaining lease terms and discount rates for all operating leases were as follows as of June 30, 2025:

As of June 30, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.55
Weighted average discount rate	4.46%

The components of lease expenses for the year ended June 30, 2025 were as follows:

For the Year Ended, June 30, 2025
RMB
Operating lease expense	901

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

Twelve months ended June 30,	Minimum Lease Payment
RMB
2026	754
2027	347
2028	381
Total lease payments	1,482
Less: imputed interest	(84)
Present value of lease liabilities	1,398

NOTE 10 — ACQUISITIONS

Acquisition of Fangzhen

On July 25, 2024, Huazhi Future entered into an equity transfer agreement with Mr. Qiang Wang, who is the sole shareholder of Chongqing Fangzhen. Pursuant to the agreement, the Seller transferred 100% of the equity interests in Chongqing Fangzhen to Huazhi Future. As consideration for the Fangzhen Acquisition, Huazhi Future paid a total cash consideration of RMB23 to the Seller. The management determined that August 22, 2024 was the acquisition date of Chongqing Fangzhen.

The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The Company retained independent appraisers to advise management in the determination of the fair value of the various assets acquired and liabilities assumed. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date.

As required by ASC 805-20, Business Combinations—Identifiable Assets and Liabilities, and Any Non-controlling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired.

The excess of the purchase price over the aggregate fair value of assets acquired was allocated to goodwill, which amounted to RMB23. The results of operations of Chongqing Fangzhen have been included in the combined statements of operations and comprehensive loss from the date of acquisition.

The management performed an evaluation on the impairment of goodwill, and due to the lower-than-expected revenue and profit and unfavorable business environment, the management recorded an impairment loss on the goodwill of Chongqing Fangzhen, which amounted to RMB23 during the year ended June 30, 2025.

The identifiable goodwill acquired and the carrying value consisted of the following:

As of June 30, 2025
RMB
Goodwill	23
Less: impairment for goodwill	(23)
Goodwill, net	-

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

RMB
Cash	2
Goodwill	23
Other payables and accrued expenses	(2)
Total purchase price for acquisition	23

Under ASC 805-10, acquisition-related costs (i.e., advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred, but are expensed in the periods in which the costs are incurred. Acquisition-related costs were RMB nil for the year ended June 30, 2025.

The Company has included the operating results of Chongqing Fangzhen in its combined financial statements since the Acquisition Date. RMB949 in net sales and RMB621 in net income of Chongqing Fangzhen were included in the combined financial statements for the year ended June 30, 2025.

Acquisition of Infinite Firepower

On February 27, 2025, Huazhi Future entered into an equity transfer agreement with Hangzhou Infinite Firepower and the seller of Hangzhou Infinite Firepower, pursuant to which Huazhi Future would acquire 67.5% of the equity interests in Hangzhou Infinite Firepower. As consideration for the Infinite Firepower Acquisition, Huazhi Future paid total cash consideration of RMB3,000 to the seller. The management determined that March 19, 2025 was the acquisition date of Hangzhou Infinite Firepower.

The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The Company retained independent appraisers to advise management in the determination of the fair value of the various assets acquired and liabilities assumed. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date.

As required by ASC 805-20, Business Combinations—Identifiable Assets and Liabilities, and Any Non-controlling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired.

The excess of the purchase price over the aggregate fair value of assets acquired was allocated to goodwill, which amounted to RMB13,478. The results of operations of Hangzhou Infinite Firepower have been included in the combined statements of operations and comprehensive loss from the date of acquisition.

The management performed an evaluation on the impairment of goodwill, and due to the lower-than-expected revenue and profit and unfavorable business environment, the management recorded an impairment loss on the goodwill of Hangzhou Infinite Firepower, which amounted to RMB13,478 during the year ended June 30, 2025.

The identifiable goodwill acquired and the carrying value consisted of the following:

As of June 30, 2025
RMB
Goodwill	13,478
Less: impairment for goodwill	(13,478)
Goodwill, net	-

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

RMB
Cash	3,776
Advance to suppliers and other current assets	6,340
Goodwill	13,478
Other payables and accrued expenses	(25,639)
Non-controlling interest	5,045
Total purchase price for acquisition	3000

Under ASC 805-10, acquisition-related costs (i.e., advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred, but are expensed in the periods in which the costs are incurred. Acquisition-related costs were RMB nil for the year ended June 30, 2025.

The Company has included the operating results of Hangzhou Infinite Firepower in its combined financial statements since the Acquisition Date. RMB267 in net sales and RMB818 in net loss of Hangzhou Infinite Firepower were included in the combined financial statements for the year ended June 30, 2025.

NOTE 11 — VARIABLE INTEREST ENTITY

On February 10, 2026, Huazhixing entered into a series of contractual arrangements, or VIE agreements, with Huazhi Future and the equity holders of Huazhi Future. The key terms of these VIE Agreements are summarized in Note 1 – Organization and Business Description above. Pursuant to the VIE Agreements, the Company accounts for Huazhi Future as a VIE.

In the opinion of the Company’s legal counsel, based on PRC laws and regulations in effect during the relevant period: (i) the historical ownership structure relating to the combined VIE of the Company was in compliance with PRC laws and regulations; (ii) the contractual arrangements with the combined VIE and the individual shareholders were legal, valid and binding obligations of such parties, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the combined VIE and its shareholders did not result in any violation of the provisions of the articles of association and business licenses of the VIE, and any violation of any PRC laws and regulations in effect.

Uncertainties in the PRC legal system could cause the Company’s historical corporate structure to be found in violation of PRC laws or regulations on a retrospective basis. This could have limited the Company’s ability, through the Primary Beneficiary, to enforce its rights under these contractual arrangements while they were in effect. Furthermore, the shareholders of the combined VIE could have had interests that were different from those of the Company, which could have increased the risk that the shareholders would have sought to breach the existing terms of the aforementioned agreements.

In addition, if the historical structure or any of the contractual arrangements were to be found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to fines or other sanctions. The imposition of any such penalties could have a material adverse effect on the Company’s financial condition and results of operations.

Summarized below is the information related to the combined VIE, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net loss and cash flows after intercompany elimination:

As of June 30, 2025
RMB
Total assets	89,347
Total current liabilities	208,204
Total liabilities	213,845

For the Year Ended, June 30, 2025
RMB
Net revenues	136,801
Operating costs and expenses	(165,201)
Net loss	(67,096)
Net cash used in operating activities	(71,287)

NOTE 12 — BORROWINGS

Short-term borrowings from banks

Short-term borrowings from banks consisted of the following:

Lender	As of June 30, 2025	Maturity Date	Int. Rate/Year
	RMB
Bank of China (a)	5,000	2025/12/26 *	2.70%
Agricultural Bank of China (a)	5,000	2026/1/23 *	2.55%
Bank of Chongqing (b)	5,000	2026/2/4 *	2.80%
Shanghai Pudong Development Bank (c)	5,000	2026/6/24	4.0%
Industrial and Commercial Bank of China	4,800	2025/12/24-2026/6/25	2.7%-2.8%
Postal Savings Bank of China	3,000	2026/6/2*	3.21%
Total short-term borrowings from banks	27,800

*	This loan has been fully repaid upon maturity.

The short-term borrowings from banks were guaranteed by the following entities or individuals:

a.	Guaranteed by Mr. Zhifeng Li, the controlling shareholder of the Company.

b.	Guaranteed by Mr. Zhifeng Li, Chongqing Qianhongfulong Technology Co., Ltd., and Chongqing Xingdun Quantum Application Technology Research Institute Co., Ltd., the latter two of which were shareholders at the relevant time.

c.	Guaranteed by Mr. Zhifeng Li. The Company was required to make payment of RMB500 on March 20, 2026, with the remaining balance of RMB4,500 due on the loan maturity date. As of date of this report, the loan has been repaid as scheduled.

Short-term borrowings from a third party

On October 31, 2022, Huazhi Future entered into a fund financing cooperation agreement with Zhihuitong. Under the agreement, Huazhi Future was granted a revolving credit facility with a maximum aggregate financing limit of RMB 300,000, valid from November 1, 2022 to October 30, 2025. The credit limit is revolving in nature, and the available limit will be automatically reinstated upon full repayment of the outstanding principal and accrued interest. The borrowings bear a fixed interest rate of 8.5% per annum. Huazhi Future may prepay part or all of the outstanding principal at any time without any prepayment penalty.

On June 1, 2024, Huarong Future entered into another fund financing cooperation agreement with Zhihuitong, pursuant to which, Huarong Future was granted a revolving credit facility with a maximum aggregate financing limit of RMB 500,000, valid from June 1, 2024 to May 31, 2027. The credit limit is revolving in nature, and the available limit will be automatically reinstated upon full repayment of the outstanding principal and accrued interest. The borrowing bears a fixed interest rate of 8.5% per annum. Huarong Future may prepay part or all of the outstanding principal at any time without any prepayment penalty.

On March 31, 2026, Huarong Future, Huazhi Future, Zhihuitong, Pingxiang Haokai Liquidation Service Co., Ltd. (“Haokai”), Shandong Xinyuan Asset Liquidation Co., Ltd. (“Xinyuan”), Qianhong Fulong, Yunzhimi, Gongzhang Gongyao and other third-party entities entered into a series of agreements, including debt offsetting, debt assignment and debt-to-equity agreements, to restructure mutual creditors’ rights and liabilities. As of June 30, 2025, prior to the offsetting, the combined short-term borrowings of Huazhi Future and Huarong Future amounted to RMB303,310, of which RMB181,079 had been offset as of that date, reducing the balance to RMB122,231. Following the completion of all offsetting, debt transfer and debt-to-equity arrangements, as of the date of this report, the outstanding borrowing balances of Huazhi Future and Huarong Future to Zhihuitong were futher reduced to zero.

Long-term borrowing from a bank

Long-term borrowing from a bank consisted of the following:

Lender	As of June 30, 2025	Maturity Date	Int. Rate/Year
	RMB
Chongqing Rural Commercial Bank	5,000	2027/5/29	2.95%
Total long-term borrowing	5,000

Current portion of long-term borrowing	50

Non-current portion of long-term borrowing	4,950

The long-term borrowing outstanding was guaranteed by Mr. Zhifeng Li, Chongqing Qianhongfulong Technology Co., Ltd., and Chongqing Xingdun Quantum Application Technology Research Institute Co., Ltd.

The future maturities of long-term borrowing from a bank as of June 30, 2025 were as follows:

Twelve months ending June 30,	RMB

2026	50
2027	4,950
Total long-term borrowing	5,000

For the above-mentioned short-term and long-term borrowings, the Company recorded interest expense of RMB22,721 for the year ended June 30, 2025.

NOTE 13 — OTHER PAYABLES AND ACCRUED EXPENSES

As of June 30, 2025
RMB
Amounts due to third parties (1)	18,732
Accrued interest (2)	9,323
Agency procurement payables (3)	7,268
Accrued expenses	583
Security deposit liabilities	210
Others	9
Total other payables and accrued expenses	36,125

(1)	Amounts due to third parties include non-interest bearing loans from other companies, which are unsecured, interest-free, and classified as current liabilities.

(2)

Pursuant to the tri-party offset agreements described in Note 12, accrued interest payable was reduced by RMB959 through offset, resulting in a remaining balance of RMB9,323 as of June 30, 2025. As of the report date, all accrued interest has subsequently been paid.

(3)	Agency procurement payables represent amounts payable to third-party suppliers for goods purchased on behalf of customers under agency arrangements.

NOTE 14 — RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties that had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Zhifeng Li	Controlling shareholder and senior officer of the Company
Chongqing Yunzhimi Enterprise Management Partnership (Limited Partnership) (“Yunzhimi”)	One of the Company’s principal shareholders
Chongqing Qianhong Fulong Technology Co., Ltd. (“Qianhong Fulong”)	One of the Company’s principal shareholders
Mr. Qiang Zeng	One of the Company’s principal shareholders
Changshu Xinwei (Chongqing) Technology Co., Ltd. (“Changshu Xinwei”)	An equity investment entity of the Company
Chongqing Gongzhang Gongyao Commercial Management Partnership (Limited Partnership) (“Gongzhang Gongyao”)	One of the Company’s principal shareholders

a. Due from related parties

Due from related parties consisted of the following:

	As of June 30,
	2025	2025
	RMB	USD
Mr. Qiang Zeng	2,691	375
Mr. Zhifeng Li	1,997	279
Total due from related parties	4,688	654

The Company advanced cash to the related parties and recorded such advances as due from related parties. The balance due from related parties is unsecured, interest-free and due upon demand. The Company did not settle the receivables with its related parties in the past due to the low collectability risk. However, the Company has requested repayment of the amount due from the related parties. Pursuant to the tri-party offset agreements described in Note 12, due from related parties was reduced by RMB16,043 through offset, resulting in a remaining balance of RMB4,688 as of June 30, 2025. As of the date of the combined financial statements, approximately 57.4%, or RMB2,691 of the June 30, 2025 outstanding balances have been subsequently collected. The remaining balances totaling approximately RMB1,997 are expected to be settled within one year. The Company does not have the intention to make cash advances to related parties in the future.

b. Due to a related party

Due to a related party consisted of the following:

	As of June 30,
	2025	2025
	RMB	USD
Changshu Xinwei	600	84

Amounts due to a related party are inter-company fund transfers for working capital supplements with free interest which are unsecured, interest-free and repayable on demand. As of the date of the combined financial statements, all amounts due from a related party has subsequently been paid.

NOTE 15 — TAXES

(a) Corporate income taxes (“CIT”)

Huazhi Future and its subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and tax exemptions may be granted on case-by-case basis. Huarong Future is subject to 25% income tax rate.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Huazhi Future was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2024, which are valid for three years.

For the year ended June 30, 2025, Huayuan Future, Huarong Future, Chongqing Fangzhen, Chongqing Xinzhichu and Hangzhou Infinite Firepower were recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB3 million is subject to a reduced effective rate of 5% during the period from January 1, 2024 to December 31, 2027.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the combined financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the combined statements of operations and comprehensive loss in the year of the enactment of the change.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

The components of the income tax expense are as follows:

For the Year Ended June 30, 2025
RMB
Current income tax expense	33
Total income tax expense	33

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes, and the actual provision for income taxes is as follows:

For the Year Ended June 30, 2025
RMB
Loss from operations before income taxes	(67,063)
PRC statutory tax rate	25%
Income tax at statutory tax rate	(16,766)
Effect of tax holiday and preferential tax rate	4,323
Non-deductible expenses	9,438
Accelerated deductions on research and development expenses	(1,774)
Utilization of NOL carryforwards	- *
Change in valuation allowance	4,812
Income tax expense	33

*	Individual line items with an absolute value below 1,000 are presented as “-”.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

(b) Taxes payable

Taxes payable consist of the following:

As of June 30, 2025
RMB
Income tax payable	33
Value-added tax payable	1,688
Other taxes payable	16
Total taxes payable	1,737

(c) Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 16 — SHAREHOLDERS’ EQUITY

Share capital

The opening balance of registered capital amounted to RMB220 as of July 1, 2024. The Company received cash capital contribution of RMB11,154 from shareholders in the year. Closing balance was RMB11,374 as at June 30, 2025.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but is not distributable as cash dividends. As of June 30, 2025, the balance of statutory reserve was nil.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Lease commitments

The total future minimum lease payments including the agreed property management fee under the non-cancellable operating lease with respect to the contractual obligations as of June 30, 2025 are payable as follows:

As of June 30, 2025
RMB
Lease commitment
Within 1 year	326
2-5 years	253
Total	579

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s combined financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

NOTE 18 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company manages the business activities on a combined basis. The management of the Company concludes that it has only one operating and reportable segment. The Company generates revenue from five streams: 1) revenue from AI computing power service, 2) revenue from software system development, 3) revenue from sales of AI compute servers, 4) revenue from sales of other electronic products, and 5) revenue from other products and services.

The accounting policies of the segment are the same as those described in Note 2 - Summary of Significant Accounting Policies. The Company’s CODM uses year-over-year fluctuations as the overall key performance indicator and budget-to-actual variances of these combined results to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. The primary measure used by the CODM to evaluate segment performance is combined revenue and combined net income. Additionally, the CODM reviews and uses functional expenses included in net income to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses are consistent with those reported on the combined statements of operations and comprehensive loss, and include costs of revenue, selling expenses, general and administrative expenses, research and development expenses and allowance for credit losses. Other segment items that are presented on the combined statements of operations and comprehensive loss include impairment loss on goodwill, investment loss on short-term investments and derivative financial assets, interest income, interest expenses, other income, net, and income tax expense. For significant segment expenses and other segment items incurred during the year ended June 30, 2025, refer to the combined Statements of Operations and Comprehensive Loss. The Company’s entity-wide disclosures, including the disaggregation of revenues from contracts by product and service types, timing of revenue recognition and geographic areas are included in Note 2 - Summary of Significant Accounting Policies.

Significant expenses for the year ended June 30, 2025:

	As of June 30,
	2025	2025
	RMB	USD
Revenue	136,801	19,097
Add:
Other income	57	8
Less:
purchase cost-cost of revenue	(108,281)	(15,116)
Staff cost - cost of revenue	(983)	(137)
Tax and surcharge - cost of revenue	(76)	(11)
Research and development expense	(14,336)	(2,001)
Allowance for credit losses	(13,526)	(1,888)
Impairment loss on goodwill	(13,501)	(1,885)
Interest expenses	(22,740)	(3,174)
Staff cost - selling, general and administrative expenses	(9,103)	(1,271)
Professional service fee	(6,228)	(869)
Promotion and advertising expenses	(4,559)	(636
Rental expenses	(2,595)	(362)
Entertainment expenses	(2,006)	(280)
Travelling expenses	(1,386)	(193)
Investment loss from derivative financial assets	(2,479)	(346)
Other segment items*	(2,122)	(298)
Income tax expenses	(33)	(5)
Segment net income	(67,096)	(9,367)

*	Other segment items included motor vehicle expenses, maintenance and repair expenses,insurance, property management fees, office expenses, depreciation charges and other miscellaneous expenses for administrative purposes.

NOTE 19 — SUBSEQUENT EVENTS

Subsequent bank borrowings

On December 25, 2025, the Company entered into a loan agreement with Bank of China to borrow RMB 6,000 as working capital for one year, with a maturity date of December 24, 2026. The loan bears a fixed interest rate of 3.0% per annum. The loan is guaranteed by Mr. Zhifeng Li.

On March 16, 2026, the Company entered into a loan agreement with Agricultural Bank of China to borrow RMB 8,000 as working capital for one year, with a maturity date of March 15, 2027. The loan bears a fixed interest rate of 3.0% per annum. The loan is guaranteed by Mr. Zhifeng Li.

Subsequent third-party borrowings

On September 30, 2025, Huarong Future entered into a fund financing cooperation agreement with a third party, Xinyuan. Under the agreement, Huarong Future was granted a revolving credit facility with a maximum aggregate financing limit of RMB500,000, valid from October 1, 2025 to September 30, 2027. The credit limit is revolving in nature, and the available limit will be automatically reinstated upon full repayment of the outstanding principal and accrued interest. The borrowing bears a fixed interest rate of 8.5% per annum. Huarong Future may prepay part or all of the principal at any time without any prepayment penalty.

On February 28, 2026, Huarong Future entered into a fund financing cooperation agreement with a third party, Haokai. Under the agreement, Huarong Future was granted a revolving credit facility with a maximum aggregate financing limit of RMB500,000, valid from March 1, 2026 to February 29, 2028. The credit limit is revolving in nature, and the available limit will be automatically reinstated upon full repayment of the outstanding principal and accrued interest. The borrowing bears a fixed interest rate of 8.5% per annum. Huarong Future may prepay part or all of the principal at any time without any prepayment penalty.

Other subsequent events

On January 23, 2026, Maase Inc., an exempted company incorporated in the Cayman Islands (“MAAS”) entered into a transaction agreement (the “Transaction Agreement”) with the Company to acquire 100% of the equity interests of the Company. The total transaction consideration was approximately RMB1.1 billion, consisting of (i) an aggregate 87,400,144 Class A ordinary shares of MAAS with a par value of US$0.09 per share, and (ii) a cash payment of US$26,000, payable within 365 days after the closing of the transaction contemplated under the Transaction Agreement. The acquisition was completed on March 30, 2026.

On March 31, 2026, Huarong Future, Huazhi Future, Zhihuitong, Haokai, Xinyuan, Qianhong Fulong, Yunzhimi, Gongzhang Gongyao and other third-party entities entered into a series of debt offsetting, debt assignment and debt-to-equity agreements to restructure mutual creditors’ rights and liabilities, with detailed arrangements as follows:

(1) On March 31, 2026, Huarong Future entered into tri-party debt offsetting agreements with Zhihuitong and other third parties, pursuant to which Huarong Future assigned its third-party accounts receivable of RMB75,555 to Zhihuitong;

(2) On the same date, Huarong Future, together with Zhihuitong, Xinyuan and Haokai signed debt entered into debt assignment agreements. Pursuant to such agreements, Huarong Future transferred its payables of RMB33,918, RMB270,441 and RMB60,635 owed to Zhihuitong, Xinyuan and Haokai, respectively, to Huazhi Future.

(3) Separately, Huazhi Future entered into tri-party debt offsetting agreements with Xinyuan and other third parties, pursuant to which Huazhi Future assigned its third-party accounts receivable of RMB196,636 to Xinyuan.

(4) Meanwhile, Zhihuitong, Xinyuan and Haokai entered into debt transfer agreements with Huazhi Future and Qianhong Fulong, Yunzhimi and Gongzhang Gongyao. Pursuant to the agreements, the above three creditors transferred their total creditor’s rights against Huazhi Future to Qianhong Fulong, Gongzhang Gongyao and Yunzhimi, with the assigned claim amounts of RMB111,116, RMB31,988, and RMB25,254, respectively.

(5) On March 31, 2026, Huazhi Future entered into debt-to-equity and capital reserve contribution agreements with Qianhong Fulong, Yunzhimi and Gongzhang Gongyao respectively. All outstanding claims held by the three parties against Huazhi Future were converted into Huazhi Future’s share capital and capital reserve.

The details of debt-to-equity conversion and capital reserve recognition are set forth in the table as follows:

Creditor/Shareholder	Total Claim Amount Transferred / Converted	Amount Converted to Share Capital	Amount Converted to Capital Reserve
	RMB	RMB	RMB
Qianhong Fulong	111,116	58,080	53,036
Gongzhang Gongyao	31,988	16,720	15,268
Yunzhimi	25,254	13,200	12,054
Total	168,358	88,000	80,358

Upon completion of all of the above-mentioned offsetting, debt transfer, and debt-to-equity arrangements, the outstanding payable balances from Huazhi Future to Zhihuitong, Xinyuan and Haokai were reduced to zero as of March 31, 2026.

The Company evaluated the subsequent events through June 12, 2026, which is the date of the issuance of these combined financial statements, and concluded that there are no additional subsequent events except those disclosed above that would have required an adjustment or disclosure in the combined financial statements.